                                                                    EXHIBIT 99.2

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: July 29, 2004

For More Information Contact:

              Michael Serruya, Co-Chairman

              CoolBrands International Inc.

              Email Address: mserruya@coolbrandsinc.com

              Telephone: (905) 479-8762

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                  COOLBRANDS ANNOUNCES NORMAL COURSE ISSUER BID

CoolBrands International Inc. (TSX: COB.A) announced today that, subject to Toronto Stock Exchange approval, it intends to make a normal course issuer bid. Under the normal course issuer bid, CoolBrands will be entitled to repurchase for cancellation a maximum of 550,000 Class A subordinate voting shares (representing approximately 1.1% of the Class A subordinate voting shares) over a twelve-month period starting from the date that is two trading days from the date of approval of the bid by the Toronto Stock Exchange.

CoolBrands believes that currently the underlying value of its Class A subordinate voting shares may not be reflected in the market price and accordingly believes that the share repurchase program provides value by allowing the Company to reduce the number of shares outstanding at an attractive price. CoolBrands has not repurchased any of its outstanding shares in the past 12 months.

                         About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new

Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.